FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                        For the month of September 2003,

                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F ...X...     Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes .......           No ...X...

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        RETIREMENT OF MAC MILLINGTON AS A DIRECTOR OF ABBEY NATIONAL PLC



Mac Millington announced on 25 June 2003 his intention to take early retirement. Following the announcement of the appointment of his successor, who took up the role of Customer Operations Director from 1 September 2003, Mac will now be standing down from the Board with effect from Monday 8th September 2003. Mac will continue to assist with the handover of his responsibilities in an executive capacity until 30 September 2003.


Ends


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ABBEY NATIONAL PLC

Date: 8 September 2003
                                                     By  /s/ Helen McKenzie
                                                     Helen McKenzie,
                                                     Abbey National Secretariat